ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77C

On April 20, 2009, a Special Meeting of the Shareholders of the Core Equity Trust, U.S. Large Cap Trust, Income & Value Trust, Mid Cap Value Trust, Small Company Trust, ad Classic Value Trust, each a series of JHT was held at 601 Congress Street, Boston, Massachusetts at 10 a.m., Eastern Time for the purpose of considering and voting upon:

Proposal 1: Approval of the Agreement and Plan of Reorganization providing for the combination of the Core Equity Trust into the Fundamental Value Trust.

For	3,865,507.575
Against	227,878.014
Abstain	468,088.711

Proposal 2: Approval of the Agreement and Plan of Reorganization providing for the combination of the U.S. Large Cap Trust into the American Growth-Income Trust.

For	17,532,046.890
Against	595,075.197
Abstain	1,606,297.907

Proposal 3: Approval of the Agreement and Plan of Reorganization providing for the combination of the Income & Value Trust into the American Asset Allocation Trust.

For	28,414,886.921
Against	1,252,996.125
Abstain	2,624,874.435

Proposal 4: Approval of the Agreement and Plan of Reorganization providing for the combination of the Mid Cap Value Trust into the Mid Value Trust.

For	20,328,901.002
Against	638,692.474
Abstain	2,072,171.568

Proposal 5: Approval of the Agreement and Plan of Reorganization providing for the combination of the Small Company Trust into the Small Company Value Trust.

For	493,801.347
Against	25,303.018
Abstain	3,274.225

Proposal 6: Approval of the Agreement and Plan of Reorganization providing for the combination of the Classic Value Trust into the Equity-Income Trust.

For	2,625,420.646
Against	50,460.747
Abstain	311,368.297